SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Filing of 2011 Form 20-F annual report

ULTRAPAR PARTICIPAÇÕES S.A.

Ultrapar announces filing of its 2011 Form 20-F

São Paulo, Brazil, April 30, 2012 – ULTRAPAR PARTICIPAÇÕES S.A. (BM&FBOVESPA:UGPA3/NYSE:UGP) (“Ultrapar”), a company engaged in the fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno), and storage for liquid bulk (Ultracargo) businesses, hereby informs that, in accordance with its reporting obligations, it filed its 2011 Form 20-F annual report today with the U.S. Securities and Exchange Commission (SEC). The annual report is available for download at the company’s website – www.ultra.com.br, Investor Relations link and a hard copy of the complete audited financial statements can be obtained, free of charge, upon request by e-mail (invest@ultra.com.br) to Ultrapar’s Investor Relations Department.

André Covre

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Filing of 2011 Form 20-F annual report)